



News Release (TSX: TIO)

TIOMIN SHAREHOLDERS APPROVE ACQUISITION OF VAALDIAM

TORONTO – March 15, 2010: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) shareholders today voted to issue approximately 215 million pre-consolidation common shares of Tiomin to acquire Vaaldiam Resources Ltd. ('Vaaldiam Resources') (TSX: VAA). Vaaldiam Resources shareholders will receive 0.8 of a pre-consolidation Tiomin common share for each Vaaldiam Resources share owned. Shareholders of Tiomin also approved a change of name from Tiomin Resources Inc. to Vaaldiam Mining Inc. ('new Vaaldiam') (TSX: VAA), and to consolidate the outstanding shares on the basis of one new Vaaldiam share for every 10 old Tiomin shares. The new Vaaldiam will have approximately 70 million common shares outstanding following the consolidation and completion of the acquisition. The transaction remains subject to final regulatory and court approval and should be completed by March 31.

Robert Jackson, CEO of Tiomin and new Vaaldiam, said "We are delighted with this exciting deal and look forward to working with our new partners, who are highly competent and experienced. This is a rebirth for both companies and we are optimistic that it will work well. For more than three years Tiomin has had no story to tell and now it does. We have a simple strategy focused on an anticipation of imminent and expanding cash flow from diamond production in Brazil. Brazil is an excellent mining country. We enter the diamond business as a producer at a time when rough diamond prices have largely recovered from the financial crisis and industry experts predict that new projects will fail to satisfy demand. We will have production, a strong balance sheet, an experienced board and team, an exciting kimberlite exploration program, gold exploration properties and investments and the potential for future cash payments and royalties from Tiomin's existing assets. We are determined to avoid further dilution unless absolutely necessary and hope to internally fund much of our exploration work. Our immediate challenge is to restart diamond and gold production and to educate investors about the excellent investment opportunity that this transaction represents".

The new Vaaldiam will have following attributes:

- **Immediate Production:** Diamond and gold production to resume at the 100%-owned Duas Barras mine, which operated profitably prior to being placed on care and maintenance as a result of the global financial crisis with historical gross revenues of US$165/carat and costs of US$85/carat;

- **Strong Balance Sheet:** About Cdn$15.5 million in cash, net of transaction costs, to fund exploration and development and to settle Vaaldiam Resource's outstanding liabilities;

- **Production Growth:** Staged resumption and growth of production at its two 100% owned diamond mines and the expansion of resources through exploration and development of the mines' exploration properties: Initial diamond production at Duas Barras, pre-expansion, is projected to be:

  - 20,000 carats in 2010
  - 40,000 carats in 2011

  The anticipated restart of the Chapada mine and the development of the Braúna kimberlite project, which is currently conducting a bulk-sampling program, are, if successful, expected to significantly add to this production. Chapada received prices of US$400-500/carat prior to closing in the financial crisis;

- **Advanced Diamond Development Pipeline:** In addition to becoming South America's largest diamond producer, new Vaaldiam will hold interests in three advanced-stage kimberlite deposits in Brazil and Canada and also own a large exploration database of kimberlite occurrences in Brazil;

- **Experienced Board and Management**: The directors and management of new Vaaldiam are extremely experienced and have a track record of success in realizing shareholder value. The local teams in Brazil and Canada are highly-skilled and experienced operational and exploration professionals; and

- **Undervalued Portfolio of Other Assets:** New Vaaldiam inherits a high potential portfolio of investments from Tiomin, which can be sold in the future:

  - An agreement with Compañia Minera Milpo S.A. ('Milpo') on the Pukaqaqa copper-gold project in Peru, whereby new Vaaldiam receives US$4 million if the project reaches commercial production and an additional US$4 million one year later. In addition new Vaaldiam receives a 1% NSR on all mineral production from the current Pukaqaqa property package if the quarterly London Metal Exchange copper price averages US$3/lb or less and a 2% NSR above US$3/lb. The NSR also applies to any properties subsequently acquired by Milpo within 15km of the boundaries of the existing property package. Tiomin recently received US$7 million from Milpo as part of the transaction and previously disclosed that the property contains NI 43-101 resources of two billion pounds of copper and 500,000 ounces of gold;

  - An agreement regarding the Kwale titanium project in Kenya that may see new Vaaldiam receive a cash payment of US$3 million and a 1.5% royalty on gross revenue from the project;

  - An unlisted investment in Kivu Gold of 10.6 million shares with an accounting value of Cdn$1.67 million on the books but which recently completed a private placement at Cdn$0.50 per share;

  - Additional listed securities valued at approximately Cdn$1.8 million; and

  - A receivable of Cdn$855,000 from Freegold Ventures Limited (TSX: ITF), which may be converted to equity at a discount in the future.

Vaaldiam will be a leading diamond production, exploration and development company with a pro-forma market capitalization of $25 million based on Tiomin's closing share price of Cdn$0.035 on Friday, March 12, 2010.

Tiomin's Robbert Borst is a "qualified person" under National Instrument 43-101 and has reviewed the technical information contained in this press release. For further information contact: Robert Jackson, CEO of Tiomin, at rjackson@tiomin.com or Ken Johnson, CEO of Vaaldiam Resources, at ken.johnson@vaaldiam.com.

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of commodities and minerals, purchase payments, royalty payments, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of commodities and minerals, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.